JPMORGAN TRUST I

270 Park Avenue

New York, NY 10017

March 1, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Filing Desk

Re:	JPMorgan Trust I (the “Trust”)
File Nos. 811-21295 and 333-103022
Request for Withdrawal of Post-Effective Amendment No. 538
(Accession No. 0001193125-18-064770)

Ladies and Gentlemen:

This letter is to request the withdrawal (pursuant to Securities Act Rule 477) of JPMorgan Trust I’s Post-Effective Amendment No. 538 (Accession No. 0001193125-18-064770) on Form N-1A filed via EDGAR, which contained missing class identifiers for Class R6 shares of the JPMorgan Income Builder Fund and the JPMorgan Global Allocation Fund, each a series of JPMorgan Trust I. The filing was made as a 485BPOS filing (Accession No. 0001193125-18-064770) on February 28, 2018 (accepted on EDGAR on March 1, 2018). A subsequent 485BPOS filing with the same Post-Effective Amendment No. 538 (Accession No. 0001193125-18-065008) was filed on February 28, 2018 (accepted on EDGAR on March 1, 2018) correcting this error.

No fees are required in connection with this filing. If you have any questions concerning this filing, please do not hesitate to contact the undersigned at 212-270-6803.

Sincerely,

/s/ Zach Vonnegut-Gabovitch
Zach Vonnegut-Gabovitch
Assistant Secretary